Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Description of the Business Combination and Related Transactions

Business Combination

On August 2, 2023, Genesis Unicorn Capital Corp. (“GUCC”), ESGL Holdings Limited (“ESGL”), a Cayman Islands exempted company, ESGH Merger Sub Corp. (“Merger Sub”), a Cayman Islands exempted company and wholly-owned subsidiary of ESGL, and Environmental Solutions Group Holdings Limited (“ ESGH”), a Cayman Islands exempted company, closed on a business combination transaction (“Business Combination”) pursuant to that certain Merger Agreement, dated as of November 29, 2022 (the “Merger Agreement”). Upon the closing of the transactions contemplated by the Merger Agreement on August 2, 2023, (a) GUCC merged with and into ESGL (the “Reincorporation Merger”), with ESGL surviving the Reincorporation Merger, and (b) Merger Sub merged with and into ESGH (the “Acquisition Merger”), with ESGH surviving the Acquisition Merger as a direct wholly owned subsidiary of ESGL. The Business Combination was approved at a special meeting of GUCC stockholders on July 26, 2023. The combined company is named ESGL Holdings Limited and its new ticker symbol is “ESGL” commencing with trading on August 4, 2023 listed on a stock exchange in the United States.

In connection with the stockholders’ votes through the closing of the Business Combination, a total of 7,100,902 Ordinary Shares were tendered for redemption, such that a total of $75,097,485 was paid to the redeeming stockholders from the Trust Account. After the redemptions and at the closing of the Business Combination, a total of 1,524,098 Ordinary Shares were reclassified to permanent equity.

Forward Purchase Agreement

On July 27, 2023, GUCC, ESGL, and ESGH entered into an agreement (“Forward Purchase Agreement”) with Vellar Opportunities Fund Master, Ltd. (“Vellar”) for an OTC Equity Prepaid Forward Transaction. On the same date as the execution of the Forward Purchase Agreement, Vellar assigned and novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM ARRT K LLC (“ARRT”, together with Vellar, the “Sellers”). Following the assignment and novation, the rights and obligations of each Seller under its Forward Purchase Agreement were and are separate and distinct from the those of the other Seller, with each Seller acting independently of the other, without reference to or knowledge of the other Seller’s actions or inactions.

The primary purpose of entering into the Forward Purchase Agreement was to provide cash to ESGL following the closing of the Business Combination (the “Closing”). For purposes of the Forward Purchase Agreement, GUCC is referred to as the “Counterparty” prior to the Closing, while ESGL is referred to as the “Counterparty” after the Closing. Capitalized terms used, but not otherwise defined, in this subsection entitled “Forward Purchase Agreement” shall have the meanings ascribed to such terms in the Forward Purchase Agreement filed as Exhibit 10.3 to this registration statement.

Pursuant to the terms of the Forward Purchase Agreement, each Seller intended, but was not obligated, to purchase up to 2,200,000 shares (the “Maximum Number of Shares”) of GUCC Class A common stock, or 4,400,000 in total. The Sellers made their purchases after the expiration of the redemption deadline for holders to redeem shares in connection with the Business Combination, in brokered transactions in the open market, typically from holders that had elected to redeem their shares. In aggregate, Vellar purchased 931,915 shares, and ARRT 500,000 shares of GUCC Class A common stock (the “Recycled Shares”). In connection with these purchases, the Sellers revoked any redemption elections.

The Forward Purchase Agreement provides that each Seller be paid directly an aggregate cash amount (the “Prepayment Amount”) equal to the product of (i) the number of Recycled Shares set forth in a Pricing Date Notice delivered by that Seller and (ii) the redemption price paid by GUCC at Closing to holders of its common stock who exercised their redemption rights in connection with the Business Combination (the “Initial Price”). Following the Closing, GUCC paid the Prepayment Amounts of $10,141,403.28 to Vellar and $5,427,750.00 to ARRT directly from the Counterparty’s trust account maintained by Continental Stock Transfer and Trust Company

The Forward Purchase Agreement grants each Seller the right to purchase from us additional shares (the “Additional Shares”) up to an amount equal to the difference between the number of Recycled Shares for such Seller and 2,200,000 shares (which is the maximum number of shares for each Seller). On August 14, 2023, Vellar delivered a Pricing Date Notice to ESGL for 1,268,085 Additional Shares, which were issued by ESGL effective as of that date. On August 4, 2023, ARRT delivered a Pricing Date Notice to ESGL for 550,000 Additional Shares, which were issued by ESGL effective as of that date. The sum of the Recycled Shares and the Additional Shares under the Forward Purchase Agreement is referred to as the “Number of Shares.”

From time to time and on any date following the Closing (any such date, an “OET Date”), each Seller may, in its absolute discretion, terminate the Forward Purchase Agreement in whole or in part by providing written notice to the Counterparty (the “OET Notice”) that specifies the number of shares for which the Forward Purchase Agreement will be terminated (such quantity, the “Terminated Shares”). The effect of an OET Notice will be to reduce the Number of Shares by the number of Terminated Shares specified in such OET Notice with effect as of the related OET Date. As of each OET Date, the Counterparty shall be entitled to an amount from the Seller delivering the OET Notice, equal to the product of (x) the number of Terminated Shares and (y) the reset price as of the OET Date. The reset price will initially be the Initial Price, but is subject to reduction in the event that the Counterparty issues Ordinary Shares or securities convertible into or exchangeable or executable for Ordinary Shares at a price that is less than the reset price, subject to certain exceptions.

The valuation date (the “Valuation Date”) for each Forward Purchase Agreement will be the earliest to occur of (a) the date that is 24 months after the Closing, (b) the date specified by the Seller in a written notice to be delivered to the Counterparty at Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of (w) a VWAP Trigger Event (x) a Delisting Event, or (y) a Registration Failure and (c) the date specified by the Seller in a written notice to be delivered to Counterparty at the Seller’s sole discretion (which Valuation Date shall not be earlier than the day such notice is effective).

In connection with the occurrence of the Valuation Date, each Seller will pay to the Counterparty an amount in cash based on the value of the Ordinary Shares over a Valuation Period (the “Settlement Amount”). The Valuation Period begins on the business day after the Valuation Date and ends on the date on which the number of shares traded over the Valuation Period equals ten times the Number of Shares. The Seller will pay the Settlement Amount on the Cash Settlement Payment Date, which is the 30th business day immediately following the last day of the Valuation Period.

The determination of the Settlement Amount depends upon the trigger for the Valuation Date. In the event the Valuation Date is determined by Seller delivering to Counterparty written notice at its sole discretion, the Settlement Amount will equal (1) the Number of Shares as of the Valuation Date multiplied by (2) the closing price of the Shares on the immediately preceding trading day. In all other cases, the Settlement Amount will equal (1) the Number of Shares as of the Valuation Date that are registered for resale under an effective Registration Statement or may be transferred without any restrictions (including the current public information requirement or the volume and manner of sale limitations under Rule 144 under the Securities Act) multiplied by the average of the daily VWAP Price over the Valuation Period less (2) the Settlement Amount Adjustment. The Settlement Amount Adjustment is equal to the product of (1) (a) the Maximum Number of Shares less (b) any Terminated Shares as of the Valuation Date, multiplied by (2) $2.00.

On one occasion, during the period beginning 30 days after the Closing Date and ending on the Valuation Date, Counterparty may request in writing that each Seller provide it with additional funding of up to $1,000,000 (for an aggregate of $2,000,000), subject to the terms of the Forward Purchase Agreement (the “Additional Funds”). If a Seller provides Additional Funds to Counterparty, that Seller may deliver to Counterparty a Number of Shares Adjustment Notice, the effect of which is to reduce the Number of Shares by the number of shares specified in that notice with aggregate proceeds equal to the Additional Funds the Seller provided.

Each Seller agreed to waive any redemption rights with respect to any Recycled Shares in connection with the Business Combination and agreed not to vote the shares it purchases pursuant to the Forward Purchase Agreement in favor of the Business Combination. Each Forward Purchase Agreement has been structured, and all activity in connection with such agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Securities Exchange Act of 1934.

Waiver Agreement

On July 26, 2023, the parties to the Merger Agreement entered into a waiver agreement (the “Waiver Agreement”) pursuant to which each of Parent, Merger Sub and Purchaser waives the closing condition contained in Section 10.2 of the Merger Agreement that the Company shall have duly performed or complied with, in all material respects, all of its obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by the Company at or prior to the Closing Date in so far as they relate to the Company’s New Developments (as defined below) (and shall not extend to any other event, circumstance or instance), and (b) each of Parent, Merger Sub, Purchaser, the Company and the Shareholder Representative waives the requirement that the Holdback Amount reduces the Per Share Merger Consideration Amount payable to the Company Shareholders at Closing. In connection with the foregoing waivers, each of Parent, Merger Sub, Purchaser, the Company and the Shareholder Representative acknowledges and agrees that the Merger Consideration will not be adjusted in respect of Working Capital pursuant to Sections 4.1 or 4.3 of the Merger Agreement. The “Company’s New Developments” is defined as the following: (i) the Company is unable to deliver to the Parent Parties a good faith calculation of the Company’s Estimated Working Capital at least three (3) Business Days prior to the Closing Date; and (ii) the Company has requested that the Per Share Merger Consideration Amount payable to the Company Shareholders shall not be reduced by the Holdback Amount of $3,750,000 for purposes of calculating the Per Share Merger Consideration at Closing.

Introduction

The following unaudited pro forma condensed combined financial statements are provided to aid you in your analysis of the financial aspects of the Business Combination.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2023 gives pro forma effect to the Business Combination and related transactions as if they had been consummated as of that date. The unaudited pro forma combined statements of operations for the six months ended June 30, 2023 give pro forma effect to the Business Combination and related transactions as if they had occurred as of January 1, 2022.

This information should be read together with the historical financial statements and related notes of ESGH and GUCC, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in the registration statement on Form F-1 filed with the SEC on September 19, 2023 (the “Form F-1”).

The unaudited pro forma combined balance sheet as of June 30, 2023 has been prepared using the following:

●	ESGH’s unaudited historical consolidated statement of financial position as of June 30, 2023, as included as Exhibit 99.2 in this current report; and
●	GUCC’s unaudited historical balance sheet as of June 30, 2023, as included as Exhibit 99.1 in this current report.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 has been prepared using the following:

●	ESGH’s unaudited historical consolidated statement of profit or loss for the six months ended June 30, 2023, as included as Exhibit 99.2 in this current report; and
●	GUCC’s unaudited historical statement of operations for the six months ended June 30, 2023, as included as Exhibit 99.1 in this current report.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 has been prepared using the following:

●	ESGH’s historical audited consolidated statement of profit or loss for the year ended December 31, 2022, as included in the Form F-1; and
●	GUCC’s historical audited statement of operations for the year ended December 31, 2022, as included in the Form F-1.

Accounting for the Business Combination

GUCC will be treated as the acquired company for accounting purposes, whereas ESGH will be treated as the accounting acquirer. Because GUCC does not meet the accounting definition of a business, the Business Combination will be treated as the equivalent of ESGH issuing stock for the net assets of GUCC, accompanied by a recapitalization. The net assets of ESGH will be stated at historical cost, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Business Combination will be those of ESGH. ESGH has been determined to be the accounting acquirer for purposes of the Business Combination based on an evaluation of the following facts and circumstances:

●	After the Acquisition Closing, persons affiliated with ESGH control a majority of the Combined Company’s board of directors;
●	ESGH shareholders have the largest voting interest;
●	ESGH is the largest entity based on the entity’s operations and number of employees;
●	ESGH’s operations prior to the Business Combination will comprise the ongoing operations of the Combined Company; and
●	ESGH’s existing executive officers and senior management team comprise the executive officers and senior management team of the Combined Company.

The Business Combination, which is not within the scope of IFRS 3 (Business Combination) since GUCC does not meet the definition of a business in accordance with IFRS 3 (Business Combination), is accounted for within the scope of IFRS 2 (Share-Based Payment). Any excess of fair value of the consideration shares issued over the fair value of GUCC’s identifiable net assets acquired represents a listing fee for the service of a stock exchange listing for its shares and is expensed as incurred.

Basis of Pro Forma Presentation

The historical financial statements of ESGH have been prepared in accordance with IFRS and in its presentation currency of U.S. Dollars. The historical financial statements of GUCC have been prepared in accordance with U.S. GAAP in its presentation currency of U.S. Dollars. The historical financial information of GUCC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited condensed combined pro forma financial information, which included the only adjustment to reclassify the carrying value of GUCC’s Class A Common Stock subject to possible redemption, classified as mezzanine equity under U.S. GAAP, to non-current liabilities under IFRS. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the prior pro forma adjustment criteria with a revised approach to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and has only presented Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial statements. GUCC and ESGH have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of ESGL. In the opinion of management, all necessary adjustments to the unaudited pro forma condensed combined financial statements have been made. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments are based on information currently available and certain assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, are based on preliminary estimates and may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may differ from the pro forma adjustments, and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Capitalization

The following summarizes the pro forma ESGL shares issued and outstanding immediately after the Business Combination, excluding shares issuable upon exercise of options and warrants.

	Actual Redemptions
	Shares	%
ESGL ordinary shares owned by GUCC public stockholders	92,183	0.7%
ESGL ordinary shares owned by GUCC Sponsor	2,533,581	20.0%
ESGL ordinary shares owned by GUCC underwriter	43,125	0.3%
ESGL ordinary shares owned by Vellar and ARRT in connection with Forward Purchase Agreement	3,250,000	25.6%
Issuance of ESGL ordinary shares to ESGH shareholders in connection with Business Combination	6,764,150	53.4%
	12,683,039	100.0%

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial statements are 6,764,150 ESGL ordinary shares issued to ESGH shareholders in connection with the Merger Agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2023

(in US Dollars)

				Actual Redemptions
	ESGL (Historical)	GUCC (Historical)	IFRS Conversion and Presentation Adjustments	Transaction Accounting Adjustments	Notes	Pro Forma Combined
	Note A	Note B	Note C	Note D
ASSETS
Current assets
Cash and cash equivalents	$1,157,621	$89,098	$-	$(130,611)	(c)(d)(j)	$1,377,330
Trade and other receivables	1,521,564	-	-	15,569,153	(c)	17,090,717
Prepaid expenses - current	-	131,844	-	-		131,844
Inventories	67,899	-	-	-		67,899
Total current assets	2,747,084	220,942	-	15,699,764		18,667,790
Noncurrent assets
Property, plant and equipment, net	21,855,181	-	-	-		21,855,181
Intangible assets, net	2,053,309	-	-	-		2,053,309
Investments held in Trust Account	-	58,105,401	-	(58,105,401)	(a)(b)(c)	-
Total noncurrent assets	23,908,490	58,105,401	-	(58,105,401)		23,908,490
Total assets	$26,655,574	$58,326,343	$-	$(42,405,637)		$42,576,280

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$4,576,313	$-	$-	$-		$4,576,313
Lease liabilities	184,853	-	-	-		184,853
Borrowings	6,182,219	-	-	-		6,182,219
Accounts payable	-	63,564	-	-		63,564
Accrued expenses		759,915	-	-		759,915
Franchise tax payable	-	20,000	-	-		20,000
Income tax payable		56,540	-	-		56,540
Promissory note - related party		2,450,000	-	-		2,450,000
Total current liabilities	10,943,385	3,350,019	-	-		14,293,404
Noncurrent liabilities
Lease liabilities	2,022,994	-	-	-		2,022,994
Borrowings	239,307	-	57,928,860	(57,928,860)	(a)(b)(f)	239,307
Deferred tax liabilities	202,000	-	-	-		202,000
Deferred underwriting fee payable	-	2,803,125	-	(2,803,125)	(d)	-
Total noncurrent liabilities	2,464,301	2,803,125	57,928,860	(60,731,985)		2,464,301
Total liabilities	13,407,686	6,153,144	57,928,860	(60,731,985)		16,757,705

Class A common stock subject to possible redemption; 8,625,000 shares at redemption value of $10.24 per share	-	57,928,860	(57,928,860)	-		-

Equity
Preferred stock	-	-	-	-		-
Share capital	10,003	-	-	(10,003)	(h)	-
Class A common stock	-	42	-	(42)	(e)(f)(g)(i)	-
Class B common stock	-	216	-	(216)	(g)	-
PubCo ordinary shares	-	-	-	127	(i)(j)	127
Other reserves	3,422,799	-	-	37,494,211	(e)(f)(h)(i)(j)	40,917,010
Share premium reserve	753,587	-	-			753,587
Exchange reserves	(460,481)	-	-	-		(460,481)
Revaluation surplus	15,157,824	-	-	-		15,157,824
Accumulated losses	(5,635,844)	(5,755,919)	-	(19,157,729)	(e)(h)	(30,549,492)
Total equity (deficit)	13,247,888	(5,755,661)	-	18,326,348		25,818,575
Total liabilities and equity	$26,655,574	$58,326,343	$-	$(42,405,637)		$42,575,280

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(in US Dollars)

			Actual Redemptions
	ESGL (Historical)	GUCC (Historical)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
	Note A	Note B	Note C

Revenue	$3,394,313	$-	$-		$3,394,313
Other income	189,335	-	-		189,335
Investment income earned on investments held in Trust Account	-	1,207,374	(1,207,374)	(a)	-
Cost of inventory	(407,291)	-	-		(407,291)
Logistics costs	(792,079)	-	-		(792,079)
Depreciation of property, plant, and equipment	(758,519)	-	-		(758,519)
Amortization of intangible assets	(426,515)	-	-		(426,515)
Employee benefits expense	(639,060)	-	(188,105)	(b)	(827,165)
Finance expense	(158,912)	-	-		(158,912)
Other operating (expenses)/income	(991,526)	(1,250,835)	-		(2,242,361)
Franchise tax expense	-	(100,050)	-		(100,050)
Loss before income tax	(590,254)	(143,511)	(1,395,479)		(2,129,244)
Income tax expense	(39,000)	(113,080)	-		(152,080)
Net loss	$(629,254)	$(256,591)	$(1,395,479)		$(2,281,324)

Basic and diluted net loss per share, Class A common stock	-	$(0.03)	-		-
Basic and diluted weighted average shares outstanding, Class A common stock	-	5,867,515	-		-
Basic and diluted net loss per share, Class B common stock	-	$(0.03)	-		-
Basic and diluted weighted average shares outstanding, Class B common stock	-	2,156,250	-		-
Basic and diluted net loss per share, PubCo common stock	-	-	-		$(0.18)
Basic and diluted weighted average shares outstanding, PubCo common stock	-	-	12,683,039	(c)	12,683,039

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

(in US Dollars)

		Actual Redemptions
	ESGH (Historical)	GUCC (Historical)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
	Note A	Note B	Note C

Revenue	$4,992,034	$-	$-		$4,992,034
Other income	396,373	-	-		396,373
Investment income earned on investments held in Trust Account	-	1,281,044	(1,281,044)	(a)	-
Cost of inventory	(1,093,194)	-	-		(1,093,194)
Logistics costs	(689,762)	-	-		(689,762)
Depreciation of property, plant, and equipment	(1,661,403)	-	-		(1,661,403)
Amortization of intangible assets	(638,849)	-	-		(638,849)
Employee benefits expense	(933,124)	-	(376,209)	(d)	(1,309,333)
Finance expense	(246,359)	-	-		(246,359)
Other operating expenses	(2,509,528)	(1,369,689)	(24,913,648)	(b)	(28,792,865)
Franchise tax expense	-	(204,153)	-		(204,153)
Loss before income tax	(2,383,812)	(292,798)	(26,570,901)		(29,247,511)
Income tax expense	(8,000)	(227,000)	-		(235,000)
Net loss	$(2,391,812)	$(519,798)	$(26,570,901)		$(29,482,511)

Basic and diluted net loss per share, Class A common stock	-	$(0.05)	-		-
Basic and diluted weighted average shares outstanding, Class A common stock	-	7,855,917	-		-
Basic and diluted net loss per share, Class B common stock	-	$(0.05)	-		-
Basic and diluted weighted average shares outstanding, Class B common stock	-	2,119,263	-		-
Basic and diluted net loss per share, ESGL ordinary shares	-	-	-		$(2.32)
Basic and diluted weighted average shares outstanding, ESGL ordinary shares	-	-	12,683,039	(c)	12,683,039

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Pro Forma Adjustments

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Unaudited Pro Forma Condensed Combined Statement of Financial Position – As of June 30, 2023

Note A	Derived from the historical unaudited consolidated statement of financial position of Environmental Solutions Group Holdings Limited (“ESGL”) as of June 30, 2023.

Note B	Derived from the historical unaudited balance sheet of GUCC as of June 30, 2023.

Note C	IFRS Conversion and Presentation Adjustments - To reclassify the carrying value of GUCC’s Class A Common Stock subject to possible redemption, originally classified as mezzanine equity under U.S. GAAP, to non-current liabilities under IFRS.

Note D -	Transaction Accounting Adjustments

(a)	To record the actual redemption of 3,922,961 Ordinary Shares, with a total of $42,389,858 that was paid to the redeeming stockholders from the Trust Account. After the redemptions, a total of 1,524,098 Ordinary Shares were reclassified to permanent equity at the closing of the Business Combination.

(b)	To record $1,960,944 deposited into the Trust Account as a result of GUCC’s exercise on each of February 17, 2023, March 17, 2023, April 17, 2023, May 17, 2023, June 17, 2023 and July 17, 2023 of its option to extend the term by which GUCC had to consummate a business combination from February 17, 2023 to August 17, 2023.

(c)	To record the transfer of the Prepayment Amount of $15,569,153 to ARRT and Vellar from the Trust Account for their purchase of 1,431,915 shares of GUCC Class A common stock pursuant to the Forward Purchase Agreement and to record the transfer of the remaining $2,107,334 in the Trust Account to cash and cash equivalents.

(d)	To reflect the payment of GUCC’s deferred underwriting fee of $2,803,125 incurred in connection with the GUCC initial public offering, which is payable upon completion of the Business Combination. The assumed payment has been recorded as a reduction of cash and deferred underwriting fee payable.

(e)	To record the cost of the ESGL share listing fee. As described in “Accounting for the Business Combination” above, ESGL was determined to be the accounting acquirer and GUCC is not considered to be a business under IFRS 3. Therefore, the Business Combination will be accounted for as the equivalent of ESGL issuing shares at the closing of the Business Combination for the net assets of GUCC as of the closing date, accompanied by a recapitalization. This deemed issuance of 6,764,150 shares (7,500,000 shares less adjustments stipulated in the Merger Agreement) by the Company, in effect, was an equity-settled share-based payment transaction in accordance with IFRS 2 (Share-based Payment) whereby ESGL received the net assets of GUCC together with the listing status of GUCC. The quantity of shares was determined using a formula pursuant to the Merger Agreement. The fair value of ESGL shares deemed to be issued in excess of the fair value of identifiable net assets of GUCC represents a service received by ESGL for the listing of shares in accordance with IFRS 2. The fair values in the table below are preliminary. As shown in the table below, the cost of the services, which is a non-cash expense, is preliminarily estimated to be $24.9 million.

		Actual Redemptions
	Per Share Value	Shares	Fair Value
	(As of the Closing of August 2, 2023)
GUCC public stockholders	$8.4400	1,524,098	$12,863,387
GUCC Sponsor Class A shares	$8.4400	2,576,706	21,747,399
GUCC public warrants	$0.0630	8,625,000	543,375
GUCC private warrants	$0.0630	377,331	23,772
Total consideration		13,103,135	35,177,933
Less: net assets of GUCC			(10,264,285)
Excess of net assets			$24,913,648

Pro Forma Net Assets of GUCC as of June 30, 2023
Total assets	$60,287,287
Redemptions out of Trust Account	(42,389,858)
Current liabilities	(3,350,019)
Deferred underwriting fee payable	(2,803,125)
Direct and incremental transaction costs	(1,480,000)
Net assets of GUCC	$10,264,285

(f)	To reflect the reclassification of the balance of 1,524,098 shares of GUCC Class A common stock of $17,499,946 from borrowings to Class A common stock of $152 and other reserves of $17,499,794.

(g)	To reflect the conversion of GUCC Class B common stock into an equal number of shares of GUCC Class A common stock upon consummation of the Business Combination.

(h)	To record the recapitalization of ESGL as a result of the Business Combination via the elimination of ESGL share capital of $10,003 and GUCC accumulated deficit of $5,755,919.

(i)	To record the effect of the change in par value from $0.0001 per share for GUCC to $0.00001 per share for Ordinary Shares.

(j)	To reflect the anticipated proceeds of $826,402 in connection with the issuance and sale of 1,818,085 Ordinary Shares under the Forward Purchase Agreement.

Unaudited Pro Forma Condensed Combined Statement of Operations - For The Period Ended June 30, 2023

Note A	Derived from the historical unaudited consolidated statement of profit or loss of ESGL for the period ended June 30, 2023.

Note B	Derived from the historical unaudited statement of operations of GUCC for the period ended June 30, 2023.

Note C -	Transaction Accounting Adjustments

(a)	To reflect an adjustment to eliminate interest income related to the marketable securities held in the Trust Account.

(b)	To record additional employee benefits expense in connection with certain employment agreements entered into as of August 2, 2023 with certain executive officers of ESGL as if the Business Combination and related transactions had occurred on January 1, 2022.

(c)	The pro forma basic and diluted net loss per share amounts presented are based upon the number of Ordinary Shares outstanding as if the Business Combination and related transactions had occurred on January 1, 2022. This includes (i) the conversion of 2,156,250 shares of GUCC Class B common stock into an equal number of GUCC Class A common stock, (ii) the 6,764,150 shares (7,500,000 shares less adjustments stipulated in the Merger Agreement) issued by ESGL to ESGL shareholders as consideration to effect the Business Combination, (iii) the 8,625,000 shares issued in connection with GUCC’s initial public offering, (iv) the 420,456 shares issued to the Sponsor and the underwriter in connection with GUCC’s initial public offering, (v) the 1,818,085 shares issued in connection with the Forward Purchase Agreement, less (vi) the actual redemption of 7,100,902 shares.

Unaudited Pro Forma Condensed Combined Statement of Operations - For The Year Ended December 31, 2022

Note A	Derived from the historical audited consolidated statement of profit or loss of ESGH for the year ended December 31, 2022.

Note B	Derived from the historical audited statement of operations of GUCC for the year ended December 31, 2022.

Note C - Transaction Accounting Adjustments

(a)	To reflect an adjustment to eliminate interest income related to the marketable securities held in the Trust Account.

(b)	To record the fair value of ESGH shares deemed to be issued in excess of the fair value of identifiable net assets of GUCC represents a service received by ESGH for the listing of shares in accordance with IFRS 2. This is estimated to be $24.9 million.

(c)

The pro forma basic and diluted net loss per share amounts presented are based upon the number of ESGL Ordinary Shares outstanding as if the Business Combination and related transactions had occurred on January 1, 2022. This includes (i) the conversion of 2,156,250 shares of GUCC Class B common stock into an equal number of GUCC Class A common stock, (ii) the 6,764,150 shares (7,500,000 shares less adjustments stipulated in the Merger Agreement) issued by ESGL to ESGH shareholders as consideration to effect the Business Combination, (iii) the 8,625,000 shares issued in connection with GUCC’s initial public offering, (iv) the 420,456 shares issued to the Sponsor and the placement agent in connection with GUCC’s initial public offering, (v) the 1,818,085 shares issued in connection with the Forward Purchase Agreement, less (vi) the actual redemption of 7,100,902 shares.

(d)	To record additional employee benefits expense in connection with certain employment agreements entered into as of August 2, 2023 with certain executive officers of ESGL as if the Business Combination and related transactions had occurred on January 1, 2022.